Certificate of Amendment
To the
Certificate of Incorporation for
RAMANTIQUE JEWELRY LTD.
Pursuant to Section 805 of the Business Corporation Law

It is hereby certified that

1.	The name of the corporation is RAMANTIQUE JEWELRY LTD.
2.	The corporation was originally formed under the name RAMANTIQUE JEWELRY LTD.
3.	The Certificate of Incorporation was filed with the Department of State pursuant to the Business Corporation Law on 9/6/2012
4.	The Certificate of Incorporation of this Corporation is hereby amends the corporation name:

Paragraph 1 of the certificate is amended to read as follows:

1.  The name of the corporation is:  ROMANTIQUE JEWELRY LTD.”

5.	The amendment was authorized first by the board of directors followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

In witness whereof, the undersigned affirms under the penalties of perjury that the statement contained herein are true.

October 2, 2012

/s/ Yitzhok Gurary